November 7, 2014

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Christina De Rosa

Re:                             NeuroDerm Ltd.

Registration Statement on Form F-1

Reg. No. 333-198754

Dear Ms. De Rosa:

Our client, NeuroDerm Ltd. (the “Company”), has today filed amendment no. 2 (“Amendment No. 2”) to its Registration Statement on Form F-1 (No. 333-198745) (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. The Registration Statement was initially filed publicly with the Commission on September 15, 2014 and amended on November 3, 2014.  In this letter, we respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 6, 2014 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

General

1.              We note your statements on pages 18 and 86 that based on your recently completed Phase II trial, ND0612L was “safe.” We also note your statement on the top of page 80 that ND0612H “offers a safe and effective alternative to surgery and other highly invasive and complicated treatments…” Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to describe or suggest that ND0612, or any other non-approved product, as safe and/or effective. Accordingly, please delete this wording throughout your prospectus, as applicable.

Response:

The Company acknowledges the Staff’s comment and has revised pages 18, 80 and 86 of Amendment No. 2 to note that the statements related to the safety of the Company’s product candidates are based on the Company’s belief. The Company has also added disclosure on page 18 providing that the FDA and corresponding regulatory authorities would ultimately review the clinical results of the Company and determine whether the Company’s product candidates were safe and effective.

*      *      *

We thank you for your prompt attention to this letter.  Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Rafael Roberti at (212) 819-7589 of White & Case LLP.

Sincerely,
/s/ Colin Diamond
Colin Diamond

CJD:RAR

cc:                                Oded Lieberman, Chief Executive Officer, NeuroDerm Ltd.